Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Outfield Corporation
1250 Wood Branch Park Dr. | Suite 210
Houston, TX 77079
www.outfieldapp.com

Up to $1,069,998.56 in Common Stock at $2.44
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Outfield Corporation
Address: 1250 Wood Branch Park Dr. | Suite 210, Houston, TX 77079
State of Incorporation: TX
Date Incorporated: December 16, 2016

Terms:

Equity

Offering Minimum: $9,999.12 | 4,098 shares of Common Stock
Offering Maximum: $1,069,998.56 | 438,524 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.44
Minimum Investment Amount (per investor): $248.88

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount Based</u>

Tier 1 | $500

Invest $500 and receive a t-shirt and mask.

Tier 2 | $1,000

Invest $1,000 and receive two t-shirts, a mask, and a baseball cap.

Tier 3 | $5,000

Invest $5,000 and receive two t-shirts, a mask, and a baseball cap. For Outfield Customers, receive a 10% discount on all Outfield services.

Tier 4 | $10,000

Invest $10,000 and receive four t-shirts, four masks, and four baseball caps. For Outfield Customers, receive a 15% discount on all Outfield services.

Tier 5 | $25,000

Invest $25,000 and receive 10% bonus shares, four t-shirts, four masks, and four baseball caps. For Outfield Customers, receive a 20% discount on all Outfield services for life.

Tier 6 | $50,000

Invest $50,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, and time with Founders (call or dinner). For Outfield Customers, receive a 20% discount on all Outfield services for life, and 50 custom development hours.

Tier 7 | $100,000

Invest $100,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, one appointed advisor, and time with Founders (call or dinner). For Outfield Customers, receive a 35% discount on all Outfield services for life, 100 development hours, and in-person training.

Tier 8 | $250,000

Invest $250,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, one appointed advisor, and time with Founders (call or dinner). For Outfield

Customers, receive free usage on all Outfield services for life, 100 development hours, and in-person training.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Outfield Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $244. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Outfield is a web and mobile-based app. In general, we offer it as a solution to sales and marketing teams to improve their operations. We provide access to the platform to our customers through licensing. We sell licenses in subscription form at a variety of price points.

Users can interact with Outfield via the mobile app and web-based version of the platform. They simply log in with their password and they begin using the app.

Most likely, sales teams will use our platform to manage their customer accounts, deals they have in the works, along with sharing their data with other stakeholders.

<u>Company Focus</u>

We are excited to announce that Outfield has revamped our identity and focus within the marketplace.

Before:

In the past, we have been known widely for our ability to support and improve the operations of field teams. While we intend to still produce value for those organizations, we have decided to pivot into a new space that can effectively support all sales organizations.

Now:

We are transitioning into one of the first "Performance-Based CRM Companies." This means that our success depends on our ability to deliver on our promises to customers. As we demonstrate our value, we expect our company to grow through renewals, upsells, new customer acquisitions, and bonuses for helping customer actualize their goals.

Our new identity will focus on leveraging gamification principles and behavioral psychology in order to increase user adoption, and by extension, provide better value for sales organizations.

We believe that sales teams made up of a significant percentage of Millennials will be our sweet spot.

Corporate History

Outfield Corporation is a C-Corporation that is organized under the laws of Texas. Outfield Corporation was initially organized under Two Cents Venture Group, a Texas C-Corp that was formed on May 12, 2014. Outfield was spun out to a stand-alone operation on March 1, 2017.

Intellectual Property

Outfield Corporation directly owns its intellectual property ("IP"), which consists of its technology and a series of trademarks, including the Outfield name.

Competitors and Industry

Based on historical positioning, our primary competitors are:

Repsly – Retail account management focused / Venture-Backed

GoSpotCheck – Retail compliance and account management focused / Venture-Backed

Badger Maps – Mapping route optimization for sales reps / Venture-Backed

Spotio – Door 2 Doors sales rep focused / Venture-Backed

How is Outfield is different:

Outfield – General field sales focused that specializes in leveraging gamification and behavioral psychology to drive user adoption and growth.

Out of this list of competitors, Outfield is the only bootstrapped startup.

Based on our new focus -

Industry:

The global customer relationship management (CRM) market size grew to $58 billion in 2021 according to Fortune Business Insights and has been growing rapidly at over 10% per year. It's projected to grow at an even more significant rate over the next decade to $128 billion in 2028. CRM is also the third fastest-growing segment in all of enterprise software according to the 2020 Gartner Market Share Analysis, which reports comparable market sizes and trends to Fortune Business Insights.

The CRM market is also highly segmented with hundreds of CRM companies operating in the space. Consequently, Outfield regularly acquires customers who have left many of the longer-standing CRM companies in search of a better CRM solution since "big company CRMs" have been growing stale. Additionally, nearly two-thirds of the market is controlled by companies each with less than a 2% market share while the majority of the remaining companies maintain a 5% or less share. Segmented markets such as this with no dominant and highly-rated contender are prime markets for innovation and disruption.

Competitors:

Any CRM that has some form of game mechanics built internally, or an extension available that performs gamification. For example, Salesforce has a few extensions in its app exchange that adds sale games and contests to the platform.

Based on our research, sales gaming platforms on the market today were designed to showcase sales rep achievements solely.

Our objective will be to use gamification and behavioral psychology principles to drive user engagement and proper utilization of their company's CRM in order to generate the most value a company receives from its investment, in addition to showcasing sales rep achievements.

Additionally, our research shows that no CRM company is openly operating under, nor offering, a performance based pricing model. Traditionally, CRM companies charge users per head a flat monthly or annual rate that is based on some tiered feature offering.

A performance-based pricing model is similar to how sales reps get compensated (i.e. base + variable). Outfield will offer an alternative pricing option in a similar spirit. In this instance, for access to our platform, we will offer licenses to Outfield that are priced less than our traditional pricing model. As we hit quarterly goals set by both parties, we get a bonus. Ultimately, if we hit 100% of goals, the customer will spend more than what they would have under the traditional pricing model per year.

Current Stage and Roadmap

Outfield is a revenue-generating startup with 200+ companies in over 50 countries using our platform. The product roadmap for the upcoming 12-18 months will be heavily focused on:

Product:

1) LeaguePlay expansion. This centers on expanding gamification and game mechanics buildouts for the purposes of boosting CRM adoption and user performance.

2) Becoming a more comprehensive CRM that sales reps and other stakeholders can use and be productive. This means more features for inside sales activity, supply chain, and data analysts.

3) Building out extension add-ons for more flexibility and robustness. For example, we recently released Rupl, which is an extension that includes pipeline management and revenue forecasting features.

Business:

1) Expanding sales organization. Our goal will be to continue building out the Account Executive and Account Management teams. We should be able to scale significantly within the next year.

2) Further building out the Marketing organization in order to execute on marketing strategy. This means hiring more talent and increasing resource allocation toward advertising and brand promotion.

The Team

Officers and Directors

Name: Austin Rolling

Austin Rolling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, and Director
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Executing overall corporate strategy. Austin currently receives salary compensation of $68K per year + holds equity in the company.

Other business experience in the past three years:

- **Employer:** Closer's Coffee
  Title: Board Member
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Advisory

Name: Adam Steele

Adam Steele's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CTO, and Director
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Tech architecture and product delivery. Adam currently receives salary compensation of $40K per year + holds equity in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as Outfield) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
Company projections are based on management's view of the business climate, dynamics surrounding the present CRM industry, and potential growth opportunities that are based on those factors and others. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. In General, CRM companies can have vastly different valuations based on factors apparent (e.g. revenue or growth rates) and those non-apparent (e.g. the impact of COVID on

existing market). Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be sold, assigned, transferred or otherwise disposed of. You shall not pledge or hypothecate, any or all of the shares before the termination or lapse of the Transfer Restrictions. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, trust created for the benefit of your family, in connection with your death or divorce, or the sale, conveyance or other disposal of all or substantially all of the Corporation's property or business or the merger into or consolidation with any other entity.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the time following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software & services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a CRM app. Our revenues are therefore dependent upon that market.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our products and services. Failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Outfield or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Outfield could harm our reputation and materially negatively impact our financial condition and business.

If we fail to offer high-quality customer support, our business and reputation may suffer.

The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers use multiple applications within our CRM Platform and provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Management Team, Key Employees, and Company Culture

We believe that a critical component to our success has been our company culture, which is based on transparency and operational efficiency. We have invested substantial time and resources in building our team within this company culture. As we grow as and continue to develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

Interruptions or delays in service from our third-party data center providers

We currently serve significant amount of our platform functions from third-party data center hosting facilities operated by Amazon Web Services. Our operations depend, in part, on our third-party facility providers' abilities to protect these facilities against damage or interruption from natural disasters, such as earthquakes and hurricanes, power or telecommunications failures, criminal acts and similar events. In the event that any of our third-party facilities arrangements is terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Austin Rolling	3,525,000	Common Stock	50.0
Adam Steele	3,525,000	Common Stock	50.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 438,524 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,050,000 outstanding.

Voting Rights

1 vote per share. Please see the Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended February 28, 2021 compared to year ended February 29, 2020

Revenue

Revenue for fiscal year 2020 was $619,402, about a 13.3% growth over fiscal year 2019 revenue of $546,847. Global shutdowns from the pandemic limited our ability to grow. This resulted in less opportunities to produce year-over-year growth. Revenue was predominately generated by marketing license subscriptions of the Outfield platform. U.S. markets generates most our revenue; however, we're seeing an uptick in our global customer base. For example, we have a growing population of customers in South Africa, Australia, and the United Kingdom.

Cost of Revenue and Gross Margins

Cost of revenue in fiscal year 2020 was $27,027, a decrease of approximately $3,584, from costs of $30,611 in fiscal year 2019. The reduction was mildly low. However, gross margins as a percentage of revenue remain extremely high, arriving at approximately 96% for FY 2020 and 94% in FY 2019. Cost of revenue mainly consists of minor technical costs associated with maintaining the Outfield technology.

Expenses

The Company's expenses consisted of wages, advertising and marketing, amortization, rent, and general and administrative expenses. Total operating expenses decreased by from $904,423 to $859,506. Wages and salaries decreased by $123,942 in FY 2020. COVID layoffs was responsible for the decrease. Whereas, marketing and advertising expenses increased by $154,499. These two expense line items made up approximately 81% of total operating expenses for FY 2020.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue nor cash flows expected in the future because the go-to-market strategy combined with the increase in the addressable market leads to the potential of significant revenue growth. In the past, cash was primarily generated through sales. Our goal is to increase revenue by at least 4x based on capital raise. The biggest change to cash flows will be our return to profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 27, 2021, the Company has capital resources available in the form of cash on hand of $190,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support company growth:

1. Revenue growth

2. Labor

3. Marketing and advertising spend

4. Research and development

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $27,375 for expenses related to marketing and advertising and labor.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years. This is based on a current monthly burn rate of $27,375 for expenses related to marketing and advertising and labor.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional equity raises.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2050

- **Creditor:** Datex
  Amount Owed: $77,500.00
  Interest Rate: 0.0%
  Maturity Date: November 10, 2025

- **Creditor:** Lighter Capital
  Amount Owed: $29,200.00
  Interest Rate: 9.3%
  Maturity Date: January 25, 2022
  Loan is revenue based. 9.3% of monthly revenue

- **Creditor:** Rapid Fiance
  Amount Owed: $91,883.08
  Interest Rate: 20.0%
  Maturity Date: December 14, 2022

Related Party Transactions

- **Name of Entity:** Closer's Coffee
  Names of 20% owners: Austin Rolling & Adam Steele

Relationship to Company: Promoter
Nature / amount of interest in the transaction: The Company uses Closer's Coffee as a marketing and promotion platform.
Material Terms: Outfield Corporation spent $90,000 on advertising with this company in FY 2020.

Valuation

Pre-Money Valuation: $17,202,000.00

Valuation Details:

Company value is subject to change, like any other business, due to unforeseen risks and opportunities. Placing a value on early-stage companies is difficult in response to all the associated uncertainty. The Company used the following metrics to formulate an opinion on the value of Outfield. We used the following indicators:

Revenue Multiples: This is a common way to calculate the value.

Addressable Market and Growth: This is a common way to predict potential company growth as some correlation of the growth of the total market. Additionally, we accounted loosely for the growth opportunities linked to our product roadmap.

Comps: We referenced valuations for companies who operate in a similar space, with similar products and services, who are public.

Specifically, we took into consideration:

1. Revenue produced from our most recent fiscal year, combined with a multiple of 20x

867,000 (cash accounting method) x 20 = $17 million

2. Market upside and addressable market size

The global customer relationship management (CRM) market size grew to $58 billion in 2021, according to Fortune Business Insights, and has been growing rapidly at over 10% per year. It is projected to grow at an even more significant rate over the next decade to $128 billion in 2028. CRM is also the third fastest-growing segment in all the enterprise software according to the 2020 Gartner Market Share Analysis, which reports comparable market sizes and trends to Fortune Business Insights.

The CRM market is also highly segmented with hundreds of CRM companies operating in the space. Consequently, Outfield regularly acquires customers who have left many of the longer-standing CRM companies in search of a better CRM solution since “big company CRMs” have been growing stale. Additionally, nearly two-thirds of the market is controlled by companies each with less than a 2% market share while the majority of the remaining companies maintain a 5% or less share. Segmented markets such as this with no dominant and highly-rated contender are prime markets for innovation and disruption.

3. Comps for similar companies (e.g.)

Salesforce 47 x Revenue *(November 2021)*

Hubspot 30 x Revenue *(November 2021)*

4. Valuation of companies generating revenue at a similar level

We looked at similar companies that are publicly traded and assessed their Market Cap value relative to their most present revenue. For example:

Salesforce over the last 4 quarters brought in about $24 billion in revenue. Today, their market cap is 232 billion. That's close to a 10x revenue multiple. *(January 2022)*

Hubspot over the last 4 quarters brought in about $1.2 billion in revenue. Today, their market cap is 24 Billion. That's close to a 24x revenue multiple. *(January 2022)*

Similar companies average somewhere in between this range. We settled on a 19x multiple to the revenue reported to the IRS for the fiscal year 2020. Other factors that were considered are the growth forecasts of both the company and the industry as a whole.

The company set its valuation internally without a formal third-party independent valuation. This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options, and no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Sales and Marketing Teams*
  30.0%
  We intend to use 30% of funds towards building out Sales and Marketing departments.

- *Increase digital marketing investment*
  30.0%
  Expanding our marketing is one of our biggest priorities. We intend to allocate funds to building advertising and PR agenda. Moreover, increasing our spend towards promotion and brand awareness campaigns.

- *Hire more developers*
  30.0%

We would like to increase development production speed by adding to the engineering department's headcount.

- *Research & Development*
  6.5%
  We would like to R&D operations to increase expertise game theory and behavioral psychology.

If we raise the over allotment amount of $1,069,998.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Expanding our marketing team is one of our biggest priorities. We intend to allocate funds to building out this department. Additionally, increasing our spend towards promotion and brand awareness campaigns.

- *Sales Team*
  30.0%
  Expanding our various sales organizations are a priority for us. We are looking to expand our SDR, Account Executive, and Account Management teams.

- *Research & Development*
  30.0%
  In terms of R&D we are looking to expand our engineering team. Additionally, we are looking to expand our Quality Assurance team.

- *Working Capital*
  6.5%
  Miscellaneous expenditures that keep the company going.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than June 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.outfieldapp.com (www.outfieldapp.com/investor_relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/outfield

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Outfield Corporation

[See attached]

Outfield Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended February 29, 2020 & February 28, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Outfield, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of February 29th 2020 and February 28th 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 16, 2021
Vincenzo Mongio

Outfield Corporation
Statement of Financial Position

	Year Ended	
	February 28, 2021	February 29, 2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	544,369	142,984
Total Current Assets	544,369	142,984
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	135,000	180,000
Total Non-Current Assets	135,000	180,000
TOTAL ASSETS	679,369	322,984
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Card Payable	5,763	4,346
Sales Tax Payable	65,335	33,334
Short Term Loans Payable	131,978	221,102
Unearned Revenue	416,399	205,651
Total Current Liabilities	619,475	464,433
Long-term Liabilities		
EIDL Loan Payable	358,900	-
PPP Loan Payable 2020	131,000	-
PPP Loan Payable 2021	131,200	-
Loans Payable	-	81,255
Trademark Payoff	77,500	87,500
Total Long-Term Liabilities	698,600	168,755
TOTAL LIABILITIES	1,318,075	633,188
EQUITY		
Accumulated Deficit	(638,706)	(310,204)
Total Equity	(638,706)	(310,204)
TOTAL LIABILITIES AND EQUITY	679,369	322,984

Outfield Corporation
Statement of Operations

	Year Ended	
	February 28, 2021	February 29, 2020
Revenue	619,402	546,847
Cost of Revenue	27,027	30,611
Gross Profit	592,375	516,236
Operating Expenses		
Wages and Salaries	483,092	607,034
Advertising and Marketing	209,448	54,949
Amortization	45,000	45,000
Rent Expense	7,904	26,150
General and Administrative	114,062	171,290
Total Operating Expenses	859,506	904,423
Operating Income (loss)	(267,131)	(388,187)
Other Expense		
Interest Expense	61,371	27,239
Total Other Expense	61,371	27,239
Provision for Income Tax	-	-
Net Income (loss)	(328,502)	(415,426)

Outfield Corporation
Statement of Cash Flows

	Year Ended	
	February 28, 2021	February 29, 2020
OPERATING ACTIVITIES		
Net Income (Loss)	(328,502)	(415,426)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	45,000	45,000
Accrued Taxes	33,418	37,458
Deferred Revenue	210,748	205,651
Other		(3,750)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	289,166	284,359
Net Cash provided by (used in) Operating Activities	(39,336)	(131,067)
INVESTING ACTIVITIES		
Licensing Rights Purchase	-	(100,000)
Furniture & Fixtures		
Leasehold Improvements		
Trademark		
Net Cash provided by (used by) Investing Activities	-	(100,000)
FINANCING ACTIVITIES		
Loans from Shareholders		
Debt Issuances	621,100	172,893
Payments on Debt	(180,379)	(99,813)
Unclassified		
Net Cash provided by (used in) Financing Activities	440,721	73,080
Cash at the beginning of period	142,984	300,971
Net Cash increase (decrease) for period	401,385	(157,987)
Cash at end of period	544,369	142,984

Outfield Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Earnings/(Deficit)	Total Shareholder Equity
Beginning Balance at 3/1/19	7,050,000	-	-	105,222	105,222
Net Income (Loss)	-	-	-	(415,426)	(415,426)
Ending Balance 2/29/2020	7,050,000	-	-	(310,204)	(310,204)
Net Income (Loss)	-	-	-	(328,502)	(328,502)
Ending Balance 2/28/2021	7,050,000	-	-	(638,706)	(638,706)

Outfield, Inc
Notes to the Unaudited Financial Statements
February 28, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Outfield is a mobile-interaction CRM application that provides a combination of relationship management and field intelligence that mutually benefits managers and their reps in the field. Outfield accelerates field reporting and account organization, boosting field rep productivity. The ability to track real time analytics, custom field reports, and representative's location, gives managers complete transparency of their field operations. This comprehensive mobile CRM streamlines workflow for ANY business with reps in the field. Giving businesses accountability for their operations in the field, and keeping reps connected to their accounts. Outfield, Inc ("the Company") was formed in Texas. The Company's headquarters is in Houston, Texas. The Company's customers will be located all over the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 and 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on February 28th. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription service to sales professionals who are looking to improve data integrity and sales execution. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which is often between one- and three-year terms. Revenue is recognized over the life of the subscription. Although, income taxes are paid on a cash accounting basis. All cash received within a given year is reported and paid based on sum. The Company generated total revenues of $546,847 and $619,402 as of February 29, 2020 and February 28, 2021, respectively.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	2,069,583	$ 0.010
Exercised	0	$ 0.010
Expired/cancelled	0	$ 0.010
Total options outstanding, February 28, 2021	2,069,583	$ 0.010
Options exercisable, February 28, 2021	2,069,583	$ 0.010

	Nonvested Options	Weighted Average Fair Value
Granted	81,158	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, February 28, 2021	81,158	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company uses a marketing company that is partly owned by two of the owners. The Company spent $90,000 on advertising with this company in 2020.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In June 2017, the Company entered into an Asset Purchase Agreement for $125,000 in exchange for another company's ("the Seller") assets and intellectual property. The Company was required to pay the Seller $35,000 following a payment triggering event, with the remaining $90,000 paid on a monthly basis in accordance to a payment schedule maturing no later than 24 months following such payment triggering event. This agreement carries no interest and no security interest. The ending balance of this purchase agreement was $63,750 and $24,625 as of February 29, 2020 and February 28, 2021, respectively.

In November 2019, the Company entered into a Trademark Purchase Agreement with another entity ("the Entity") to purchase its trademark in exchange for $100,000. The Company paid the Entity $10,000 upon execution of the agreement, with the remaining $90,000 held by the Entity as a note bearing 0% interest and a maturity date of November 2025. The Company is required to make minimum payments between the 1st and 10th day of each month in accordance to a payment schedule. All rights to the trademark revert back to the Entity in an event of default by the Company. The ending balance of this trademark payoff was $87,500 and $77,500 as of February 29, 2020 and February 28, 2021, respectively.

In April 2020 and January 2021, the Company entered into two Paycheck Protection Program (PPP) loan agreements for $131,000 and $131,200 with interest rates of 1% and maturity dates in April 2022 and January 2026, respectively. These loans are not secured. The ending balances of these loans were $131,000 and $131,200 as of February 28, 2021, respectively.

In April 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $358,900 with an interest rate of 3.75% and maturity date of 2050. This loan is secured by all tangible and intangible assets. The ending balance of this loan was $358,900 as of February 28, 2021.

In February 2019, the Company entered into a loan agreement for $83,000 with a fixed fee of $28,220 and maturity date of February 2020. This loan is not secured. The ending balance of this loan was $81,255 and $0 as of February 29, 2020 and February 28, 2021, respectively.

In February 2019 and December 2019, the Company entered into two respective revenue sharing loan agreements for $15,000 and $25,000 with fixed fees of $1,500 and $2,153 to be repaid at rates of 5% and 8.9% of sales until repayment is met. These loans are secured by the Company's receivables. The total ending balance of these loans was $20,057 and $13,939 as of February 29, 2020 and February 28, 2021, respectively.

In January 2019, the Company entered into a Revenue Sharing Agreement for $175,000 with a fixed fee of $52,500 ($227,500 repayment cap) and maturity date of January 2022. This loan is secured by receivables and personal property. The Company is required to make monthly periodic payments of varying percentages based on cumulative payments during a year. The ending balance of this loan was $137,295 and $93,414 as of February 29, 2020 and February 28, 2021, respectively. A summary of these repayment tiers is shown below:

(a) 9.3% of net cash receipts from the prior month until cumulative payments on $600,000 of net cash receipts during any loan year is reached, or the repayment cap is reached.
(b) Once cumulative payments on net cash receipts of $600,000 is reached during a loan year, the Company will pay 4.65% of net cash receipts from the prior month for the remainder of such loan year, or until the repayment cap is reached.
(c) Once cumulative payments on net cash receipts of $1,000,000 is reached during a loan year, the Company will pay 1% of net cash receipts from the prior month for the remainder of such loan year, or until the repayment cap is reached.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	140,077
2023	24,590
2024	25,069
2025	25,975
2026	7,933
Thereafter	322,044

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with no par value. 7,050,000 shares were issued and outstanding as of 2021

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 29, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 16, 2021, the date these financial statements were available to be issued.

The Company had both PPP loans forgiven after year end in the amount of $262,200.

In September 2021, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $141,000 with an interest rate of 3.75% and maturity date of September 2051. This loan is secured by all tangible and intangible assets.

In September 2021, the Company entered into a revenue sharing loan agreement for $76,000 with a fixed fee of $8,512 to be repaid at a rate of 20% of sales until repayment is met. This loan is secured by the Company's receivables.

In December 2021, the Company entered into a loan agreement for $80,000 with a fixed fee of $20,800 and maturity date of December 2022. This loan is secured by all tangible and intangible personal property.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses, has negative cash flows from operations, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Outfield

The Performance Based CRM Company


OUTFIELD
The Performance Based CRM Co.™

Website | Houston, TX | BUSINESS TO BUSINESS

$0.00 raised

0 Investors	$17.2M Valuation
$2.44 Price per Share	$248.88 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Outfield is poised to disrupt the customer relationship management (CRM) software market by being one of the first organizations to pioneer performance-based CRM, making it more rewarding for sales reps to improve and perform well.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Solves Two of the Biggest CRM Problems - 1) There is rampant low adoption for sales reps actually using their company's CRM, and 2) most traditional CRM companies are detached from customer outcomes.
- We Believe This Addressable Market Has Significant ROI Potential - We're active in our go to market strategy that encompasses a large, established, and growing customer base.
- Experienced Team - After already growing a successful mobile-first CRM and building deep expertise in what drives sales performance, our team is uniquely positioned to innovate in the broader CRM market.

OVERVIEW

What began as a mobile-first CRM has revealed a much larger opportunity

In 2015, Outfield's CEO Austin Rolling and CTO Adam Steele set out to innovate in the field sales space. We began as a mobile-first CRM designed with a clear focus to create tools that support organizations with field sales & field marketing activities, such as territory management, route optimization, and producing advanced market insights for sales managers to improve their field ops. Since then Outfield has been operating as a bootstrapped startup.


We began as a mobile-first CRM designed with a clear focus to create tools that support organizations with field sales & marketing activities.

We are a Houston based company that has grown to a team of 20 and has expanded across multiple markets in 50 different countries. In 2020, we reported just under $1M in revenue (cash accounting method) and have been mentioned in top media outlets for business like Forbes and Inc.


250+ Clients Around The World

From this success, an opportunity has been revealed and we have re-shaped our focus into a bigger vision: solve the two biggest problems in CRM.

THE PROBLEM

Too many reps do not adopt CRM & vendors are detached from customer performance

STRIKE ONE: Adoption. It's one of the biggest challenges that CRM companies face. Various sources online cite a stat by CSO Insight suggesting that 43% of CRM customers use half the features that they pay for. This ultimately means that a company spending a million dollars a year on their CRM is losing over $500K in value.

Moreover, in a study widely cited by publishers such as Forbes and Entrepreneur, high CRM adoption by salespeople was only achieved by 46% of companies in 2018, which is only marginally better than in 2013 when it was 37%.

From our experience adoption issues are driven by three main causes:

1) Lack of motivation from sales reps

2) Insufficient training

3) Poorly designed user experience and interface

Given our experience growing a successful mobile-first CRM and building deep expertise in what drives sales performance and rep motivation, we've focused much of our attention on solving this CRM adoption problem.


46%
of CRM customers have adoption rates by their salespeople above 90%
43%
of CRM customers use less than half the features that they pay for
25%
of salespeople agreed that their CRM actually enhanced their productivity

**Source*

But there is a second problem that plays an equally important role from the sales admin perspective.

STRIKE TWO: Detached Outcomes. Most CRM companies are detached from the challenges & goals their customers originally came to them hoping to solve and achieve. This produces a misalignment of objectives between both parties, often leaving CRM companies indifferent towards the outcomes of their customers. This observation is supported in the Harvard Business Review, which reports on a meta-analysis from a dozen studies that an average of one-third of all CRM projects fail completely. They conclude that CRM companies miss the mark in helping companies because they are too often used for inspection (e.g. progress reports etc.) rather than creating improvements in the sales process and increasing revenue. This conclusion is supported by findings from the Miller Heiman Group showing that only 25% of salespeople agreed that their CRM actually enhanced their productivity.

Meanwhile, most CRM vendors would still get paid regardless of whether or not their customers were successful. We'd call that **STRIKE THREE**.

THE MARKET

Outfield is one of the first performance-based CRM companies amidst a rapidly growing $58B market

The global customer relationship management (CRM) market size grew to $58 billion in 2021 according to Fortune Business Insights and has been growing rapidly at over 10% per year. It's projected to grow at an even more significant rate over the next decade to $128 billion in 2028. CRM is also the third fastest-growing segment in all of enterprise software according to the 2020 Gartner Market Share Analysis, which reports comparable market sizes and trends to Fortune Business Insights.


Global CRM Market Size
$128B
$100B
$50B
$58B
2017
2018
2019
2020
2021
2022*
2023*
2024*
2025*
2026*
2027*
2028*
www.fortunebusinessinsights.com
* Projections

The CRM market is also highly segmented with hundreds of CRM companies operating in the space. Consequently, Outfield regularly acquires customers who have left many of the longer-standing CRM companies in search of a better CRM solution since "big company CRMs" have been growing stale. Additionally, nearly two thirds of the market is controlled by companies each with less than a 2% market share while the majority of the remaining companies maintain a 5% or less share. Segmented markets such as this with no dominant and highly-rated contender are prime markets for innovation and disruption.

As a result of these market conditions, a shocking amount of allocated resources coming from CRM customers are going to waste. 43% of CRM customers use less than half the features they paid for. Outfield aims to reduce that waste and our understanding of the problem led us to a performance-based model, which aligns our revenue growth potential to the goals of our customers.

The initial targets within this market are companies that have been hit hardest by poor CRM adoption and outcomes. These companies also tend to have a significant percentage of Millennials in their workforce. Their generation makes up half of the American workforce and will jump to 75% of the global workforce by 2025. Millennials are a big gaming generation. As a result, they are also the most reactive to systems that reward performance using game mechanics, which are rooted in behavioral psychology. The increase in their workforce dominance only increases our potential for success.



Total Market
Enterprise Software
$459B
(Gartner, Worldwide 2020)
Addressable Market
CRM Software
$58B
(Fortune Business Insights)
Expected to grow to $128B by 2028
Initial Target
5-100 reps / team
Emerging markets
Millennial run companies
$500M

Industry competitors have thus far been unsuccessful at addressing low CRM usage and adoption by salespeople. We believe Outfield is becoming one of the world's first performance-based CRM company to change the game. We're developing a solution rooted in game-theory and behavioral psychology to deploy intrinsic motivators that incentivize users not only to use the system, but also to improve themselves and increase their productivity. Here's how...

THE SOLUTION

We are motivating sales reps by making it more rewarding to improve & perform well

Sales reps should not simply use a CRM because their manager tells them to; rather they need to be using it because they want to. But why would sales reps want to use a CRM? Let's look at the sales persona. Salespeople are competitive, like to help customers find solutions and are driven to win. Salespeople like to be recognized for their performance, and the best salespeople want to master their craft. These characteristics were magnified recently for us at Outfield when we launched experimental performance-based features and studied the feedback.

In 2018, we launched the experimental version of LeaguePlay™, a gamified CRM add-on. It quantified sales rep productivity into performance points within 4 categories: hustle, diligence, preparation, and leadership.



JEFF KASTING
628 pts
OUTFIELD TEAM
ADAM
STEELE
MANAGER
WILLIAM O'ROSKY

LeaguePlay™ then consisted of a simple weekly competition to see who could achieve the highest performance, winner take all. The results were stunning. Not only was it our fastest growing feature, it also sparked a flood of customer feedback, engagement, and ideas. So we dug deeper with case studies and a 50-page White Paper where we interviewed one hundred sales managers on their results when introducing game mechanics to their sales organizations. 89% of sales managers reported that sales productivity rose when gamification was incorporated into their sales execution. Employee morale also rose 90% of the time when sales managers used strategies based on game theory. Further, managers reported that their sales reps who were of the millennial generation were the most responsive to gamification.


ROKiT Company Case Study
121%
We were able to improve their user adoption by 121%
6x
League Play™ Adoption
User activity increased by 6x at launch

Based on these results and the barrage of customer feedback, we are currently expanding this traction into a high-fidelity performance + reputation based system that not only aligns our goals with customers, but also motivates sales reps to improve, compete, and use their CRM comprehensively.

How does our performance-based system work? First, our customers have the option to select a payment plan that features a low base price compared to standard CRM pricing. Outfield then only gets paid more when customer goals are met and they achieve successful outcomes. Salespeople are wired to think about their comp plans in terms of base salaries combined with variable pay. And that variable pay is based solely on their ability to drive results. So it's not a stretch to think that CRM vendors should be compensated in a similar fashion. CRM companies profess all day about how they'll help you increase sales...well prove it!

This performance-based pricing model creates a win-win relationship between Outfield and our customers. Thus, not only is the proof in the pudding, so is significant revenue potential because we end up getting paid more than standard CRM pricing when our customers succeed. And when they are successful, then they are happy to pay us a bonus.

From a product standpoint, our CRM automatically sets up a tailored performance system that managers can then adjust to match up with their team's roles, KPIs, activity cadence, and any other important workflow unique to their team. Then we apply innovative mechanics rooted in behavioral psychology and game theory to motivate sales reps to buy in and produce. For example, both upward and downward social comparison mechanics can be applied to boost engagement. The Zeigarnik effect can also be applied to boost productivity since it makes you feel like you are on the cusp of completing something and completing things releases internal tension. These are just a few examples, and we apply positive habit-forming mechanics such as these both to everyday workflows such as goal setting and progression as well as bigger ideas within LeaguePlay™.

Our performance-based strategy goes far beyond our initial experimental weekly leaderboard, which after a while began experiencing what's known as leaderboard burnout. We solve this problem and expand our system by adding multiple ways to improve, compete, and win each week so reps can find what works best for them.


Matchups
Compete against your company peers to see who can outperform the other each week


Goals
Challenge yourself to achieve an individual goal or help accomplish a company-wide goal


Self Improvement
Compete against your "shadow" from last week to see if you can outperform yourself and improve


Notoriety
Earn recognition and make it into your company's weekly SportsCenter-like highlight show
Or do you have what it takes to be recognized as the top sales rep in the world?

For the complete view, see our LeaguePlay™ User Journey. This solution has been fully designed and is now in the development stage. We're building the functionality into the current platform and testing it in our staging environment as we progress.

We have been releasing this functionality in three phases. Phase 1 released a month ahead of schedule in November 2021, which laid the groundwork for our expansion toward performance-based CRM with the goals system and making the performance system fully customizable by team managers. It has also enabled us to begin the rollout of the performance-based pricing model. Phase 2 and 3 are up next as shown in the timeline image below.


Phase 1 was released a month ahead of schedule in November 2021 with the following developments
Detailed team member adoption & utilization analytics available for customers
Goals system linked directly to the performance system
Customizable performance systems so organizations can tailor it to align with their KPIs & unique workflows
Begin performance-based pricing model rollout
Phase 2 is planned for launch in the first half of 2022 with major upgrades to League Play™ and other workflows
These upgrades are driven by our behavioral psychology data and research.
Phase 3 is projected to be released in mid to late 2022 with our rep notoriety & recognition system.

In summary, our solution is a true win-win partnership. Customers win since we match CRM pricing with successful outcomes. Sales reps win because they are able to use CRM to help them improve, compete, and win. And Outfield wins because we can grow our company into a significant market opportunity and solve a real problem. Technically that's 3 wins, but win-win-win is a bit of a mouthful. Ultimately, we're in this game to crack these problems. There's no more room in our playbook for sales reps to be indifferent about CRM.


Our Mission:
To become the leading experts in CRM adoption
WEEK 6 MATCHUP
631
623

WHY INVEST

We've innovated and are solving what competitors have fumbled

From its inception to evolution, Outfield has caught what other CRM companies missed. There's a unique opportunity to change the game and align managers, sales reps, and CRMs like Outfield. Our focus on a performance + reputation based system inspired by game theory and behavioral psychology sets us apart from competitors. We serve as both a partner in operational success and as a software service. Unlike our competitors, we help our clients meet goals with respect to their business and CRM.

League Play is the extension that introduces the gamification elements into Outfield. Eventually, we believe this tech will be integrable with all top CRM platforms expanding our addressable market and solving the user adoption problem across various CRMs, well beyond just the Outfield CRM platform. We have already begun building integrations of League Play into Salesforce and Hubspot. Imagine the growth potential if the League Play technology was spread across all the top CRM platforms.

Outfield has grown to a team of 20 with in-house engineering, design, sales, and marketing. With client companies in over 50 countries paying for access to our platform, we reported just under $1M in revenue (cash accounting method) last year and have been covered in top media outlets like Forbes and Inc.


250+ companies using our platform across
50 countries
$3M Total revenue to date

And the accomplishment we are most proud of so far? We've been able to obtain this level of success as a bootstrapped startup, meaning to date we have funded our growth with our sales as opposed to traditional investors like venture capital.

Within the next five years, we plan to champion a new way to approach CRM as we have game-planned above.

In baseball, outfielders are overlooked until they completely change a game with one catch. We're hustling to make that catch for the CRM market and every player on the field.


Lets Change
The Game
Join us!

In the Press

Forbes Inc.

SHOW MORE

Meet Our Team



Austin Rolling

Co-Founder, CEO, and Director

As a third generation entrepreneur, Austin was taught early in life to embrace entrepreneurship as a means for provision, character building, community service, and sense of purpose.

Austin has a BA in Communication from Eastern Michigan University and an MBA from Texas A&M University. Moreover, Austin has worked majority of his professional career in consumer goods and the IT space. Function wise Austin has practiced mainly in field marketing, management, and business development roles. He's been responsible for teams as large as 70 and always enjoys working with clients to help solve their problems and drive growth.

Austin is a co-founder and CEO of Outfield.



Adam Steele

Co-Founder, CTO, and Director

Adam is an aerospace engineering PhD with a passion for tech startups. He cofounded several companies over the years in med-tech, music-tech, and enterprise software and is currently the cofounder/CTO of Outfield: a growing enterprise SaaS app with customers in 50+ countries. As a serial entrepreneur for over a decade, Adam has a wide ranging background in app development, UI/UX design, customer development, fundraising, nanomaterials, wind turbine design & aerodynamics, and audio engineering. This expertise stems from his interest in trying to solve challenging problems and build things that help people.



Michael Perlberg

Director of Implementation and Support

"Perl" as we call him was one of the first hires. He's been with the company since his days as an Industrial Engineering student at Texas A&M. Perl began as an Account Manager, but after several promotions later he has gone on to become the leader of the Support and Implementation department within Outfield.



Timothy Havelka

Software Development Lead

Tim is one of the most dependable and gifted software developers on the Outfield team. Often referred to as "The Wizard", Tim demonstrates his ability to effectively work his magic in his everyday contribution to both the iOS and Android versions of the Outfield mobile app.

Tim was one of the first 3 hires at Outfield.



Angel Lozano Jimenez

Growth Engineer

Angel began his career at Outfield as a part-time developer while studying Computer Science at Texas A&M University. After spending some time in the banking industry mastering his mobile and API developer skills, Angel joined Outfield full-time as the company's first Growth Engineer. Angel was the 2nd Software Developer to join Outfield.



Kris Evans

Digital Marketing Manager

Kris is Outfield's Digital Marketing Manager. She leverages over 12 years of experience with brand strategy, marketing campaigns, corporate positioning, consumer insight, and user experience. At Outfield, Kris oversee every aspect of marketing including the design, innovation, awareness, and communication. She and her team works diligently to transform Outfield's brand from just another CRM company to a business partner that drives performance. Kris prides herself on ensuring Outfield products and service noticeably link to its culture, demand, and brand loyalty.



Eric Blackwell

Account Executive

Eric joined Outfield at the beginning of this year as part of the business development team to then become an Account Executive. Easy-going yet a driven sales professional that is in the business of winning. He loves to help people reach their goals and be more efficient.



Jonathan LaCour

Account Manager

Jon is Outfield's first sole Account Manager, and brings over 10 years of medical/pharma sales & account management experience with him. He has worked for three of the top 10 largest biotech companies in the world, and came to Outfield after falling in love with our tech (his words, not ours). He works alongside Outfield's Account Executives and implementation department, ensuring our customers have the best experience possible while using the platform.



Jordan Laird

Web Developer

Jordan is a Software Developer with a passion for problem solving and an extensive proficiency in Ruby on Rails, JavaScript, and ReactJS. He has strong interpersonal skills, experience managing teams, and extensive knowledge implementing solutions which made him a great fit within our team.



Kelton Lucker

SEO Specialist

Kelton started as an Intern in Outfield to later move into a part time position with our team. He is a strategy and results-driven marketer with experience in digital marketing, lead generation, and content creation. Team-oriented, imaginative, and creative individual with an eye for detail. He specializes in the strategic development of organic and paid marketing funnels that entertain, persuade, educate, and convert across all audiences and personas.



Paola Mayorga

Administrative Assistant

Paola joined our team at the beginning of 2021. She is our Administrative Assistant with 6+ years of experience fulfilling organization administrative needs and requirements. A team player with excellent communication skills, high quality of work, driven, and highly self-motivated. She not only takes care of our admin duties, but she also assists our team with various Accounting and Human Resources needs. Paola is a team player who enjoys wearing different hats in Outfield!



Bartosz Skoczylas

Android Developer

Bart joined Outfield right after graduating from Arizona State University in 2019. As a mobile developer he specializes in Android, using the Java and Kotlin languages. He also has experience with UML, Agile (SCRUM), GitHub, Visual Studio, and Eclipse.



Skyler Suzuki

IOS Developer

Skyler is a iOS developer with a background in game programming, economics, and project management. He has knowledge in swift, python, slack, and github. Over the years he developed great communication skills and created great products for customers.



Khia Thompson

Data Analyst

Khia is currently pursuing a M.S. in Statistics. She assesses the effectiveness of marketing initiatives at Outfield using principals of data analysis, analyzing trends in marketing data, and informing business decisions using the results of quantitative research. She is also a volunteer as a graduate research assistant under Dr. Hope Hui Rising in the Department of Landscape Architecture & Urban Planning at Texas A&M University, specializing in experiment design, data analysis, and data collection.



Barbara Tovar

Implementation Manager

Barbara, our Implementation Manager, has over 6 years of experience in various tech support roles. She joined the Outfield team as she was finishing up her BBA in MIS. At Outfield, Barbara works directly with our customers to coordinate onboarding, ensure proper implementation, software integrations, and custom training on the web-based and mobile platforms.



Carlos Hernandez

Sr. Account Executive

As the Senior Account Executive, Carlos specializes in streamlining the overall user experience for our external clients. With over a decade of successful experience in the tech industry, working with companies such as Samsung and HTC, his passion for showcasing the leading tech trends runs deep. Since joining Outfield, he has been fortunate to witness the growth in our clients' companies across multiple industries through team adoption and productivity along with data analytics to enhance their ROI and market penetration.

Offering Summary

Company	:	Outfield Corporation
Corporate Address	:	1250 Wood Branch Park Dr. | Suite 210, Houston, TX 77079
Offering Minimum	:	$9,999.12
Offering Maximum	:	$1,069,998.56
Minimum Investment Amount (per investor)	:	$248.88

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,098
Maximum Number of Shares Offered	:	438,524
Price per Share	:	$2.44
Pre-Money Valuation	:	$17,202,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount Based

Tier 1 | $500

Invest $500 and receive a t-shirt and mask.

Tier 2 | $1,000

Invest $1,000 and receive two t-shirts, a mask, and a baseball cap.

Tier 3 | $5,000

Invest $5,000 and receive two t-shirts, a mask, and a baseball cap. For Outfield Customers, receive a 10% discount on all Outfield services.

Tier 4 | $10,000

Invest $10,000 and receive four t-shirts, four masks, and four baseball caps. For Outfield Customers, receive a 15% discount on all Outfield services.

Tier 5 | $25,000

Invest $25,000 and receive 10% bonus shares, four t-shirts, four masks, and four baseball caps. For Outfield Customers, receive a 20% discount on all Outfield services for life.

Tier 6 | $50,000

Invest $50,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, and time with Founders (call or dinner). For Outfield Customers, receive a 20% discount on all Outfield services for life, and 50 custom development hours.

Tier 7 | $100,000

Invest $100,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, one appointed advisor, and time with Founders (call or dinner). For Outfield Customers, receive a 35% discount on all Outfield services for life, 100 development hours, and in-person training.

Tier 8 | $250,000

Invest $250,000 and receive 15% bonus shares, four t-shirts, four masks, four baseball caps, one appointed advisor, and time with Founders (call or dinner). For Outfield Customers, receive free usage on all Outfield services for life, 100 development hours, and in-person training.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Outfield Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $244. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Austin: Outfield is a performance-based CRM company that specializes in leveraging gamification and behavioral psychology to drive sales performance.

Austin: In 2015, we started Outfield on the idea to disrupt the field sales space. More specifically, we believed we could address many of the information gaps that existed for organizations that heavily relied on outside sales and field marketing teams' production.

Austin: Today, Outfield has grown to a team of 20 and has over 250 companies who use our platform across 50 different countries. We generated just under a million a year in revenue and 3 million in total, and we've been featured in many of top media outlets like Forbes and Inc.com

Austin: But what I'm most proud of is the fact that we've been able to obtain this as a bootstrapped startup.

Perl: As an individual, I learned that there are nuances to working for a bootstrapped startup company and there is a huge need to make every minute of every hour of everyday count for something.

Tim: We taken our years of engineering and sales experience in building experience that's engaging, fun and motivating for sales professionals.

Kris: It's the pillar of our innovation; being able to not only say we aim to improve efficiency but actually acting on it. That's what gives us our competitive advantage.

Kris: At the end of the day, it is about meeting the needs of our customers, and many times that means creating a class of our own.

Austin: Since we're comfortable in saying that we are successful at having built one of the best-in-class CRM platforms, we have set our eyes on solving new problems. Over the course of our journey, we've identified challenges within the broader CRM space.

One is adoption and it is arguably the biggest challenges that CRM companies are faced with.

Austin: In fact, according to the Miller Heiman Group, 43% of CRM customers use fewer than half the features they have on CRM. This essentially means that a company that spends a million dollars a year on their CRM they are losing over 500k in value.

Perl: So now, we're looking at solving an institutional problem that leaves companies wondering, "Where the heck did my technology budget go?".

Austin: And from our experience adoption issues are driven by three main causes 1) lack of motivation from sales reps 2) lack of training 3) Poorly designed user interfaces. We've focused our attention on solving for each one of these items.

Austin: The second major problem that we see with CRM companies is that they are detached from the outcome of the goals their customer's came to them in hopes to solve for. This produces a misalignment in objectives between both parties leaving CRM companies indifferent towards the outcomes of their customers. Meanwhile, the CRM partner still gets paid regardless of whether their customers are successful.

So what if we can change this?

We believe we have the right solutions in place that will correct the course of the two biggest problems preventing the CRM world from moving forward.

Austin: The LeaguePlay® extension leverages behavioral psychology to drive results. With its introduction, we are changing how sales reps of the future will view CRM. We have created a reputation-based platform allowing sales reps to receive credit that will motivate them to use their CRM comprehensively.

Khia: With all the modern and fun approaches to Outfield, I was particularly happy that we decided to approach every step based on data.

Austin: Over the last two years, we have customer usage data impacted by game mechanics. We have case studies. We even have a 50-page white paper where we interviewed 100 sales managers on their results when introducing game mechanics to their sales organizations. All this data helped us come to the conclusion that this is the right approach to solving the adoption problem… among others.

Adam: So, from a product standpoint, transforming Outfield into a performance-based CRM means creating features and workflows that motivate you the rep to perform at a higher level. So in other words, you shouldn't log your KPIs just because your manager tells you to. I mean you should because they tell you to, but you should do so because you want to.

Tim: There's no question that competition and rivalry are everywhere in sales, when we saw the potential to bring competition into the CRM, our minds went wild thinking about what the first gamified CRM would look like.

Angel: Whether it is day one or a thousand in the company, we have a priority at Outfield that you find joy in what you do. Working in software can be exciting, challenging, but mostly rewarding.

Adam: We are building these types of intrinsic motivators within a customizable performance-based system for CRM. And here's how it works.

First, managers set their performance system to match up with their team's roles, their KPIs, activity cadence, and really any important workflow that is unique to their team.

And then we apply proven performance mechanics from behavioral psychology and game theory to motivate reps to improve. And these are applied both to everyday workflows such as goal setting & progression as well as the bigger ideas like LeaguePlay (™).

Examples of this include addressing what's called leaderboard burnout with multi-level competition, and this means we add multiple ways to compete through things like matchups, league promotions & relegations, and showing your performance from last week as a sort of shadow this week so you can really compete against yourself and get rewarded for improving.

Using your team's custom performance system, we can even aggregate your data into a Performance Efficiency Rating similar to professional sports players, and this can be used for anything from just personal progression all the way up to revealing the true superstars on your team.

Austin: Outfield is transitioning to become one of the world's first performance-based CRM companies. Our desire to create this category is in our passion to be true partners with our customers.

Carlos: When you understand every possible pain point, you're not only helping to solve their problems, but you're also assisting with identifying winnable opportunities.

What that means is everything from our business model, to operations, and even our pricing model is being revamped to reflect that passion. Imagine a playing field where our customers' goals become our goals, and as we hit those goals together, we both get rewarded. That's a true win-win partnership and is ultimately filling a huge void within the CRM space.

Austin: So, if you want to join an awesome team, awesome culture, and be part of a startup that's changing the world of CRM for the better, you should join us on our startengine.com campaign. I'll see you there!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.